SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 4)

RULE 13 E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

GasLog Partners LP
(Name of the Issuer)

GasLog Ltd.
GasLog Partners GP LLC
Saturn Merger Sub LLC
GasLog Partners LP
(Names of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

Y2687W108
(CUSIP Number of Class of Securities)

Alexandros Laios, General Counsel
c/o GasLog LNG Services Ltd.
69 Akti Miaouli
18537 Piraeus
Greece
+30 210 459 1000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement):

With copies to

D. Scott Bennett Andrew C. Elken Jin-Kyu Baek Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000	Kenneth Jackman Srinivas M. Raju Richards, Layton & Finger, P.A. One Rodney Square, 920 King Street Wilmington, DE 19801 (302) 651-7700

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

INTRODUCTION

This Amendment No. 4 to the Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder, by: (a) GasLog Partners LP, a Marshall Islands limited partnership (the “Partnership”) and the issuer of the common units representing limited partner interests in the Partnership (“Common Units”) that are subject to the Rule 13e-3 transaction, (b) GasLog Ltd., a Bermuda exempted company (“Parent”), (c) GasLog Partners GP LLC, a Marshall Islands limited liability company and the general partner of the Partnership (the “General Partner”), and (d) Saturn Merger Sub LLC, a Marshall Islands limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons”.

This Transaction Statement relates to the Agreement and Plan of Merger, dated April 6, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among the Partnership, the General Partner, Parent and Merger Sub, pursuant to which Merger Sub will merge with and into the Partnership (the “Merger”), with the Partnership surviving the Merger as a Marshall Islands limited partnership and as a direct subsidiary of Parent.

This Amendment No. 4 to the Transaction Statement is being filed with the SEC to (a) amend Item 16 of the Schedule 13E-3 to add as exhibit (a)(7) the Current Report on Form 6-K of the Partnership, furnished with the SEC on July 3, 2023 (the “July 3 Form 6-K”) and incorporated herein by reference, and (b) provide the supplemental disclosure set forth herein. The July 3 Form 6-K discloses the current expectations of the Partnership with respect to the declaration, record and payment dates for the Special Distribution (as contemplated by and defined in the Merger Agreement) and the closing date of the Merger, subject in each case to the approval of the Merger Agreement and the transactions contemplated thereby by the Common Unitholders at the Special Meeting of Common Unitholders scheduled to take place on July 7, 2023 at 10:00 a.m. (Eastern Time). In addition, the July 3 Form 6-K provides important information about the Special Distribution, which information is also set forth herein as an amendment and supplement to this Transaction Statement, including the proxy statement of the Partnership dated June 5, 2022 (the “Proxy Statement”) attached as exhibit (a)(1) to the Transaction Statement.

All capitalized terms used in this Amendment No. 4 to the Transaction Statement and not otherwise defined have the meanings ascribed to such terms in the Transaction Statement, including the Proxy Statement. This Amendment does not restate the Transaction Statement in its entirety, and the amended and supplemental disclosures contained herein should be read in conjunction with the Transaction Statement, including the Proxy Statement.  In addition, these amended and supplemental disclosures will not affect the aggregate Consideration to be received by the Common Unitholders or the timing of the Special Meeting, currently scheduled for July 7, 2023 at 10:00 a.m. (Eastern Time), as described further in the Proxy Statement.

While each of the filing persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any filing person, or by any affiliate of a filing person, that the Partnership is “controlled” by any of the filing persons and/or their respective affiliates.

All information concerning the Partnership contained in, or incorporated by reference into, this Transaction Statement was supplied by the Partnership. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Important Information About the Special Distribution

Notwithstanding anything to the contrary contained in this Transaction Statement or the exhibits hereto, including, but not limited to, in the sections of the Proxy Statement titled “Summary Term Sheet – Consideration”, “Questions and Answers About the Merger, the Special Distribution and the Special Meeting”, “Risk Factors”, “Special Factors – Effect of the Merger”, “Special Factors – Recommendation of the Conflicts Committee and the Partnership Board; Reasons for Recommending Approval of the Merger Proposal” and “Proposal No. 1 The Merger Agreement – Consideration”, due to the size of the Special Distribution (if declared), as required by the rules of the New York Stock Exchange (the “NYSE”), during the period beginning one business day prior to the record date of the Special Distribution (the “Special Distribution Record Date”), through the payment date of the Special Distribution (the “Special Distribution Payment Date”), the Common Units will be traded with “due bills”, representing an assignment of the right to receive the Special Distribution (such period of time, the “Due-bill Period”). AS A RESULT, THE COMMON UNITHOLDERS AS OF THE SPECIAL DISTRIBUTION RECORD DATE MUST HOLD THEIR COMMON UNITS THROUGH MARKET CLOSE ON THE SPECIAL DISTRIBUTION PAYMENT DATE IN ORDER TO BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION. COMMON UNITHOLDERS WHO SELL THEIR COMMON UNITS ON OR BEFORE THE SPECIAL DISTRIBUTION PAYMENT DATE WILL NOT BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION. PURCHASERS OF THE COMMON UNITS DURING THE DUE-BILL PERIOD (EVEN IF THE TRADE WILL SETTLE AFTER THE DUE-BILL PERIOD ENDS) WHO HOLD SUCH COMMON UNITS ON THE SPECIAL DISTRIBUTION PAYMENT DATE WILL BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION. COMMON UNITHOLDERS THAT SELL ANY COMMON UNITS DURING THE DUE-BILL PERIOD (EVEN IF THE TRADE WILL SETTLE AFTER THE DUE-BILL PERIOD) WILL NOT BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION WITH RESPECT TO ANY COMMON UNITS THEY SELL.  Assuming that the approval of common unitholders for the Merger Agreement and the transactions contemplated thereby, including the Merger, is obtained at the special meeting of common unitholders scheduled to take place on July 7, 2023, at 10:00 a.m. (Eastern Time) (the “Special Meeting”), the Partnership currently anticipates that the Special Distribution Record Date will be July 10, 2023, and the Special Distribution Payment Date will be July 12, 2023.  Holders of Common Units (other than the Sponsor Units) on the Special Distribution Payment Date and at the effective time of the Merger will receive overall consideration of $8.65 per Common Unit. The foregoing dates reflect current expectations only and are subject to change, including in the event of any postponement or adjournment of the Special Meeting.

Due bills obligate a seller of shares or units of a company to deliver the dividend to the buyer. The due bill obligations are settled customarily between the brokers representing buyers and sellers of the shares or units. The Partnership has no obligation for either the amount of the due bill or the processing of the due bill. Buyers and sellers of Common Units during the Due-bill Period should consult with their broker before trading in Common Units to be sure they understand the effect of the NYSE’s due-bill procedures.

ITEM 1.  SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is hereby amended and supplemented with the information set forth in the section entitled “Important Information About the Special Distribution” above.

ITEM 4. TERMS OF THE TRANSACTION

Regulation M-A Item 1004

All instances in the Proxy Statement where the words “the record date of the Special Distribution”, “the record date for the Special Distribution” and similar appear, including under the captions “Summary Term Sheet – Consideration”, “Questions and Answers About the Merger, The Special Distribution and the Special Meeting”, “Special Factors – Effect of the Merger”, “Special Factors – Recommendation of the Conflicts Committee and the Partnership Board; Reasons for Recommending Approval of the Merger Proposal” and “Proposal No. 1 The Merger Agreement – Consideration”, shall be amended by adding, after such words, the words “(subject to the applicability of due-bill trading, as described herein)”.

The information set forth in the Proxy Statement under the caption “Questions and Answers About the Merger, The Special Distribution and the Special Meeting” is hereby amended and supplemented as follows:

●	by adding an additional question and answer as follows:

Q:	What is due-bill trading and how will that affect the payment of the Special Distribution?

A:
As soon as reasonably practicable following the Unitholder Approval, pursuant to the terms of the Merger Agreement, the Partnership Board will declare the Special Distribution with a record date (the “Special Distribution Record Date”) on a business day prior to the anticipated closing date of the Merger and a payment date (the “Special Distribution Payment Date”) occurring on or prior to the closing date of the Merger, which dates will be reasonably agreed between the Partnership and Parent.

Accordingly, holders of Common Units (other than the Sponsor Units) will, assuming that such holders hold Common Units both on the Special Distribution Record Date (subject to the applicability of due-bill trading, as described herein) and at the Effective Time, receive overall consideration of $8.65 per Common Unit.

Due to the size of the Special Distribution (if declared), as required by the rules of the New York Stock Exchange (the “NYSE”), during the period beginning one business day prior to the Special Distribution Record Date through the Special Distribution Payment Date, the Common Units will be traded with “due bills”, representing an assignment of the right to receive the Special Distribution (such period of time, the “Due-bill Period”). AS A RESULT, THE COMMON UNITHOLDERS AS OF THE SPECIAL DISTRIBUTION RECORD DATE MUST HOLD THEIR COMMON UNITS THROUGH MARKET CLOSE ON THE SPECIAL DISTRIBUTION PAYMENT DATE IN ORDER TO BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION. COMMON UNITHOLDERS WHO SELL THEIR COMMON UNITS ON OR BEFORE THE SPECIAL DISTRIBUTION PAYMENT DATE WILL NOT BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION. PURCHASERS OF THE COMMON UNITS DURING THE DUE-BILL PERIOD (EVEN IF THE TRADE WILL SETTLE AFTER THE DUE-BILL PERIOD ENDS) WHO HOLD SUCH COMMON UNITS ON THE SPECIAL DISTRIBUTION PAYMENT DATE WILL BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION. COMMON UNITHOLDERS THAT SELL ANY COMMON UNITS DURING THE DUE-BILL PERIOD (EVEN IF THE TRADE WILL SETTLE AFTER THE DUE-BILL PERIOD) WILL NOT BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION WITH RESPECT TO ANY COMMON UNITS THEY SELL.

Due bills obligate a seller of shares or units of a company to deliver the dividend to the buyer. The due bill obligations are settled customarily between the brokers representing buyers and sellers of the shares or units. The Partnership has no obligation for either the amount of the due bill or the processing of the due bill. Buyers and sellers of Common Units during the Due-bill Period should consult with their broker before trading in Common Units to be sure they understand the effect of the NYSE’s due-bill procedures.

●
by replacing the answer for the question stating “What happens if I sell my Common Units after the record date for the Special Distribution but prior to the payment date for the Special Distribution?” on page 26 of the Proxy Statement with the following answer:

As further described herein, if you sell your Common Units during the Due-Bill Period (i.e., the period beginning one business day prior to the Special Distribution Record Date through the Special Distribution Payment Date), you will not be entitled to receive the Special Distribution. As a result of due-bill trading, in order to receive the Special Distribution, Common Unitholders as of the Special Distribution Record Date must hold their Common Units through market close on the Special Distribution Payment Date.

●	by replacing the answer for the question stating “What happens if I sell my Common Units before the Effective Time?” on page 26 of the Proxy Statement with the following answer:

If you sell your Common Units before the Effective Time, you will not have the right to receive the Merger Consideration to be received by the Partnership’s Common Unitholders in the Merger. In order to receive the Merger Consideration, you must hold your Common Units up to the completion of the Merger.

As further described herein, as a result of due-bill trading, in order to receive the Special Distribution, Common Unitholders as of the Special Distribution Record Date must hold their Common Units through market close on the Special Distribution Payment Date.

●
by replacing the answer for the question stating “What happens if I purchase my Common Units after the record date for the Special Distribution but prior to the Effective Time?” on page 26 of the Proxy Statement with the following answer:

If you purchase your Common Units before the Effective Time and continue to hold your Common Units up to the completion of the Merger, you will be entitled to receive the Merger Consideration to be received by the Partnership’s Common Unitholders in the Merger.

As further described herein, as a result of due-bill trading, if you purchase your Common Units before, and continue to hold your Common Units through, market close on the Special Distribution Payment Date, you will be entitled to receive the Special Distribution, regardless of whether or not you held such Common Units on the Special Distribution Record Date.

Due bills obligate a seller of shares or units of a company to deliver the dividend to the buyer. The due bill obligations are settled customarily between the brokers representing buyers and sellers of the shares or units. The Partnership has no obligation for either the amount of the due bill or the processing of the due bill. Buyers and sellers of Common Units during the Due-bill Period should consult with their broker before trading in Common Units to be sure they understand the effect of the NYSE’s due-bill procedures.

The information set forth in the Proxy Statement under the caption “Risk Factors” is hereby amended and supplemented as follows:

●
by replacing the risk factor under the heading “Common Unitholders must hold Common Units both on the record date of the Special Distribution and at the Effective Time to receive the full amount of the Consideration” on page 33 of the Proxy Statement with the following:

Common Unitholders must hold Common Units both on the Special Distribution Record Date (subject to the applicability of due-bill trading, as described herein) and at the Effective Time to receive the full amount of the Consideration.

As soon as reasonably practicable following the Unitholder Approval, pursuant to the terms of the Merger Agreement, the Partnership Board will declare the Special Distribution with the Special Distribution Record Date on a business day prior to the anticipated closing date of the Merger, which date will be reasonably agreed between the Partnership and Parent. In order to receive the Special Distribution with respect to a Common Unit, the holder must hold such Common Unit on the Special Distribution Record Date (subject to the applicability of due-bill trading, as described herein). In addition, in order to receive the Merger Consideration with respect to a Common Unit, a Common Unitholder must hold the applicable Common Unit at the completion of the Merger. Accordingly, in order for a Common Unitholder to receive the full amount of the Consideration with respect to a Common Unit, it must hold such Common Unit both on the Special Distribution Record Date (subject to the applicability of due-bill trading, as described herein) and at the Effective Time.

Due to the size of the Special Distribution (if declared), as required by the rules of the NYSE, during the period beginning one business day prior to the Special Distribution Record Date through the Special Distribution Payment Date, the Common Units will be traded with “due bills”, representing an assignment of the right to receive the Special Distribution (such period of time, the “Due-bill Period”). AS A RESULT, THE COMMON UNITHOLDERS AS OF THE SPECIAL DISTRIBUTION RECORD DATE MUST HOLD THEIR COMMON UNITS THROUGH MARKET CLOSE ON THE SPECIAL DISTRIBUTION PAYMENT DATE IN ORDER TO BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION. COMMON UNITHOLDERS WHO SELL THEIR COMMON UNITS ON OR BEFORE THE SPECIAL DISTRIBUTION PAYMENT DATE WILL NOT BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION. PURCHASERS OF THE COMMON UNITS DURING THE DUE-BILL PERIOD (EVEN IF THE TRADE WILL SETTLE AFTER THE DUE-BILL PERIOD ENDS) WHO HOLD SUCH COMMON UNITS ON THE SPECIAL DISTRIBUTION PAYMENT DATE WILL BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION. COMMON UNITHOLDERS THAT SELL ANY COMMON UNITS DURING THE DUE-BILL PERIOD (EVEN IF THE TRADE WILL SETTLE AFTER THE DUE-BILL PERIOD) WILL NOT BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION WITH RESPECT TO ANY COMMON UNITS THEY SELL.

Due bills obligate a seller of shares or units of a company to deliver the dividend to the buyer. The due bill obligations are settled customarily between the brokers representing buyers and sellers of the shares or units. The Partnership has no obligation for either the amount of the due bill or the processing of the due bill. Buyers and sellers of Common Units during the Due-bill Period should consult with their broker before trading in Common Units to be sure they understand the effect of the NYSE’s due-bill procedures.

ITEM 15.  ADDITIONAL INFORMATION

Regulation M-A Item 1015

(c)          Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)***	Proxy Statement of the Partnership.
(a)(2)***	Form of Proxy Card (incorporated herein by reference to Annex D of the Proxy Statement).
(a)(3)***	Letter to the Common Unitholders of the Partnership (incorporated herein by reference to the Proxy Statement).
(a)(4)***	Notice of Special Meeting of Common Unitholders (incorporated herein by reference to the Proxy Statement).

Exhibit No.	Description
(a)(5)*	Press Release of the Partnership, dated April 6, 2023 (incorporated herein by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 6-K, furnished April 6, 2023).
(a)(6)****	Press Release of the Partnership, dated June 28, 2023 (incorporated herein by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 6-K, furnished June 28, 2023).
(a)(7)	Current Report on Form 6-K of the Partnership, furnished July 3, 2023 (incorporated herein by reference).
(b)(1)*	Debt Commitment Letter, dated April 6, 2023, between Parent and DNB (UK) Ltd.
(c)(1)***	Opinion of Evercore, dated April, 6 2023 (incorporated herein by reference to Annex C of the Proxy Statement).
(c)(2)*	Discussion materials prepared by Evercore, dated February 3, 2023, for the Conflicts Committee of the Partnership Board.
(c)(3)*	Discussion materials prepared by Evercore, dated February 9, 2023, for the Conflicts Committee of the Partnership Board.
(c)(4)*	Discussion materials prepared by Evercore, dated February 27, 2023, for the Conflicts Committee of the Partnership Board.
(c)(5)*	Discussion materials prepared by Evercore, dated March 3, 2023, for the Conflicts Committee of the Partnership Board.
(c)(6)*	Discussion materials prepared by Evercore, dated March 13, 2023, for the Conflicts Committee of the Partnership Board.
(c)(7)*	Discussion materials prepared by Evercore, dated March 14, 2023, for the Conflicts Committee of the Partnership Board.
(c)(8)*	Discussion materials prepared by Evercore, dated March 19, 2023, for the Conflicts Committee of the Partnership Board.
(c)(9)*	Discussion materials prepared by Evercore, dated March 30, 2023, for the Conflicts Committee of the Partnership Board.
(c)(10)*	Discussion materials prepared by Evercore, dated April 1, 2023, for the Conflicts Committee of the Partnership Board.
(c)(11)*	Discussion materials prepared by Evercore, dated April 6, 2023, for the Conflicts Committee of the Partnership Board.
(c)(12)**	Certificates of Valuation prepared by Fearnleys, dated December 21, 2022.
(c)(13)**	Certificates of Valuation prepared by Braemar, dated December 20, 2022.
(c)(14)**	Certificates of Valuation prepared by Fearnleys, dated February 28, 2023.
(c)(15)**	Certificates of Valuation prepared by Braemar, dated February 28, 2023.
(d)(1)***	Agreement and Plan of Merger, dated April 6, 2023, by and among the Partnership, the General Partner, Parent and Merger Sub (incorporated herein by reference to Annex A of the Proxy Statement).
(d)(2)*
Seventh Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of August 5, 2020 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 6-K, filed by the Partnership on August 5, 2020).

Exhibit No.	Description
(d)(3)***	Voting and Support Agreement, dated as of April 6, 2023, by and between Parent and the Partnership (incorporated herein by reference to Annex B of the Proxy Statement).
(f)	None.
(g)	None.
107*	Filing Fee Table.

*	Previously filed on May 5, 2023 as an exhibit to the Schedule 13E-3.
**	Previously filed on May 25, 2023 as an exhibit to Amendment No. 1 to the Schedule 13E-3.
***	Previously filed on June 5, 2023 as an exhibit to Amendment No. 2 to the Schedule 13E-3.
****	Previously filed on June 28, 2023 as an exhibit to Amendment No. 3 to the Schedule 13E-3.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 3, 2023

GASLOG PARTNERS LP

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	Director & CEO

GASLOG LTD.

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	CEO

GASLOG PARTNERS GP LLC

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	CEO of GasLog Ltd., the sole member of GasLog Partners GP LLC

SATURN MERGER SUB LLC

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	CEO